Exhibit 99.1

Borr Drilling Limited – Announces Increase in Tender Amount for Notes Due 2030

Hamilton, Bermuda, May 27, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced that its wholly owned subsidiary, Borr IHC Limited (the “Issuer”), has increased the principal amount of the Issuer’s outstanding 10.375% Senior Secured Notes due 2030 (the “2030 Notes”) that it can repurchase under its previously announced cash tender offer (the “Tender Offer”) from $447.3 million of original principal amount to any and all of the 2030 Notes, on the terms and subject to the conditions set forth in the Issuer’s Offer to Purchase and Consent Solicitation Statement dated May 26, 2026 (the “Statement”). As of the date hereof, $877.1 million in original aggregate principal amount of 2030 Notes (amounting to $770.7 million in aggregate principal amount after adjusting for amortization payments) is outstanding.

Consistent with amending the Tender Offer to be in respect of any and all 2030 Notes, the Issuer has amended the Financing Condition of the Tender Offer to provide that the Issuer’s obligation to accept for purchase, and to pay for, 2030 Notes validly tendered and not validly withdrawn is subject to the satisfaction or waiver of certain conditions, including, among other things, the completion of the New Notes Offering in aggregate principal amount equal to at least $2,035 million, on terms satisfactory to the Issuer in its sole discretion. The complete terms and conditions of the Tender Offer are set forth in the Statement.

The Tender Offer is being made solely by means of the Statement. Under no circumstances shall this press release constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell the 2030 Notes or any other securities of the Issuer or any other person, nor shall there be any offer or sale of any 2030 Notes or other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In addition, nothing contained herein constitutes a notice of redemption of the 2030 Notes. No recommendation is made as to whether holders of the 2030 Notes should tender their 2030 Notes.

Information Relating to the Tender Offer and the Consent Solicitation
Citigroup Global Markets Inc. is acting as the dealer manager and solicitation agent for the Tender Offer and the Consent Solicitation (“Dealer Manager and Solicitation Agent”). Questions regarding the terms of the Tender Offers and Consent Solicitations may be directed to Citigroup Global Markets Inc. at +1 (212) 723-6106 (banks and brokers) or +1 (800) 558-3745 (toll-free) or via email at ny.liabilitymanagement@citi.com. Global Bondholder Services Corporation is acting as (i) the Information Agent (in such capacity, the “Information Agent”) for the Tender Offer and the Consent Solicitation, (ii) the Tender Agent (in such capacity, the “Tender Agent”) for the Tender Offer and (iii) the Tabulation Agent (in such capacity, the “Tabulation Agent”) for the Consent Solicitation. Requests for copies of the Statement should be directed to Global bondholder Services Corporation at +1 (212) 430- 3774 (banks and brokers) or +1 (855) 654-2014 (toll-free) or via email at contact@gbsc-usa.com.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be issued in the referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Bors since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the Tender Offer, the Financing Transaction and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Tender Offer including risks relating to the terms and conditions of the Tender Offer and the Financing Transaction and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208